EARNINGS RELEASE

Sadia Perdigão Qualy Banvit
Sadia Perdix Claybom Deline
BIOFRESH Balance GUABI NATURAL

4Q21

QUARTER HIGHLIGHTS

R$13,724 million Net Revenues + 19.6% YoY

R$3,133 million Gross Profit +10.7% YoY

22.8% Gross Margin -1.8 p.p YoY

R$ 964 million Net Loss Continued Op. + 6.9% YoY

R$1.687 million Adjusted EBITDA +6.3% YoY

12.3% Adjusted EBTIDA Margin -1.5 p.p YoY

R$ 848 million Operating Cash Flow R$ 397 million in 4Q20

3.12x Net Leverage 2.17x Proforma 2.73x in 4Q20

R$ 9.0 years Debt Average Term 8.1 years in 4Q20

R$19.85 bi
US$ 3.90 bi
Market Cap

BRFS3 R$18.34
BRFS US$ 3.65
Stock Prices

812,473,246 common shares / (1,082,473,246) (proforma post-*follow-on*)
5,053,554 treasury shares
Base: 31/12/2021
Shares Outstanding

Conference Call
02/23/2022 - Wednesday
10:00 a.m. BRT | 8:00 a.m. US ET

Acesso em:
www.4t21-4q21brf.com.br

Dial-in
Brasil:
+55 (11) 4968-8974

IR Contacts:

Carlos Alberto Moura
CFO and IRO

Gabriela Woge
IRO

+55 11 2322 5377 | acoes@brf-br.com

See more at www.ri.brf-global.com

São Paulo, February 22, 2022 – BRF S.A. (B3: BRFS3; NYSE: BRF) – "BRF" or "Company" discloses its results for the 4th quarter of 2021 and year 2021. The comments included here refer to results in BRL, according to Brazilian corporate law and practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS), whose comparisons are based on the same periods in 2020 and/or previous years, as indicated.

Disclaimer

The statements contained in this report regarding the Company's business prospects, projections and its growth potential are merely forecasts and were based on Management's expectations regarding the Company's future. These expectations are highly dependent on changes in the market and in the general economic performance of the country, the sector, and the international market, and are therefore subject to change.

MESSAGE FROM MANAGEMENT

To our shareholders,

In 2021, we faced many challenges, but we also knew how to take advantage of the opportunities with austerity, agility, resilience, and discipline in the execution. We continue taking care of our people, strengthening our culture, and evolving in the management of our brands. We work hard in the processes of digital transformation, innovation, expansion of our production and investing in new segments, such as the Pet Food market.

We ended 2021 with Net Revenue of R$48.3 billion, a growth of 22.5% compared to 2020, the result of our focus on value-added mix and innovations in our portfolio. Even in a year with a scenario of rising costs, with readjustments of more than 50% in some items, BRF is reporting a very resilient result, with Adjusted EBITDA of R$5.6 billion and Net Profit of R$517 million. This demonstrates the strength of our company, with a team that delivers quality results in everything we do.

On the ESG agenda, we announced our Net Zero target by 2040 aiming to bring the balance of greenhouse gas emissions to zero in our chain. We were also listed in the ISE (Brazilian Corporate Sustainability Index) portfolio and in B3's Carbon Efficient Index (ICO2). We released the Sustainable Grain Purchasing Policy for the traceability of 100% of grains from the Amazon and *Cerrado* region by 2025 and we are proud to announce that we have reached 75% of the target in 2021. We launched Sadia Veg&Tal's first carbon-neutral vegetable chicken and Qualy is the first margarine to offset 100% of packaging emissions in Brazil. Our corporate citizenship also made a difference, with additional donations of BRL 50 million to fight COVID, in addition to the partnerships UNICEF and BNDES. This year, we were recognized by Forbes as one of the best companies to work for in the world and the highest-ranked among the three Brazilian companies listed in the ranking. We are the best evaluated Brazilian company in the list of "The 100 Most Sustainably Managed Companies in the World", according to The Wall Street Journal.

The implementation of our 2030 Vision strategy has advanced considerably. In Pet Food, after the acquisitions of Hercosul and Mogiana, we are implementing the integration plan. We also invested in Value Added Pork, with product launches, through campaigns focused on the versatility of recipes and on demystifying old concepts, aiming to boost consumption. In ready meals, we expanded the portfolio, with the brands Sadia Speciale and Livre&Lev. In Meat Substitutes, we launched and expanded the Sadia Veg&Tal line and invested in Aleph Farms, a startup to produce cultured meat. In 2021, we celebrate with QIA, the sovereign wealth fund of Qatar, the continuity of the shareholders' agreement in the holding company that owns Banvit in Turkey, which makes us proud and reinforces the commitment in this alliance.

We cannot overlook the recent moves that we have made in our Company: i) the signing of a memorandum of understanding (MoU) with the Public Investment Fund (PIF), Saudi Arabia's sovereign wealth fund, for the creation of a joint venture that will operate in the complete chicken production in the country, expanding our operations in the Middle East; ii) the conclusion of the share offering (Follow On) with the raising of BRL 5.4 billion and strengthening of our capital structure to continue the ongoing evolution of our Company. After the announcement of the results of the offer, the risk rating agency S&P raised BRF's credit rating on a global corporate scale from "BB-" to "BB" and on a national scale from "brAA+" to "brAAA", both with a stable outlook, mainly due to the expectation of continued discipline in the management of financial policy and maintenance of control over net financial leverage.

Once more, I would like to thank the members of Board of Directors who have always stood by us, and our shareholders who have shown unrestricted support and trust in this journey. I want to dedicate a special thanks to our more than 100,000 collaborators who have worked untiringly for the development of BRF. We would like to

thank our suppliers for their partnership and collaboration, and our customers and consumers for their preference for our products and brands.

Lorival Nogueira Luz Jr.
Global Chief Executive Officer

OPERATING AND FINANCIAL PERFORMANCE

Highlights (Million R$)	4Q21	4Q20	Chg. % y/y	3Q21	Chg. % q/q	2021	2020	Chg. % y/y
Volume (Thousand Tons)	1,235	1,198	3.1%	1,168	5.7%	4,621	4,479	3.2%
Net Revenues	**13,724**	**11,474**	**19.6%**	**12,390**	**10.8%**	**48,343**	**39,470**	**22.5%**
Average Price (R$/kg)	*11.11*	*9.58*	*16.0%*	*10.61*	*4.8%*	*10.46*	*8.81*	*18.7%*
COGS	(10,592)	(8,645)	22.5%	(9,778)	8.3%	(38,178)	(30,134)	26.7%
COGS/Kg	*(8.58)*	*(7.22)*	*18.8%*	*(8.37)*	*2.5%*	*(8.26)*	*(6.73)*	*22.8%*
Gross Profit	**3,133**	**2,830**	**10.7%**	**2,612**	**19.9%**	**10,166**	**9,336**	**8.9%**
Gross Margin	*22.8%*	*24.7%*	*(1.8) p.p.*	*21.1%*	*1.7 p.p.*	*21.0%*	*23.7%*	*(2.6) p.p.*
Net (Loss) Income Continued Operations	**964**	**902**	**6.9%**	**(271)**	**n.m.**	**517**	**1,390**	**(62.8%)**
Net Margin - Continued Op. (%)	*7.0%*	*7.9%*	*(0.8) p.p.*	*(2.2%)*	*9.2 p.p.*	*1.1%*	*3.5%*	*(2.5) p.p.*
Net (Loss) Income Total Consolidated	**932**	**902**	**3.3%**	**(277)**	**n.m.**	**437**	**1,390**	**(68.5%)**
Net Margin - Total Consolidated (%)	*6.8%*	*7.9%*	*(1.1) p.p.*	*(2.2%)*	*9.1 p.p.*	*0.9%*	*3.5%*	*(2.6) p.p.*
Adjusted EBITDA	**1,687**	**1,587**	**6.3%**	**1,367**	**23.4%**	**5,559**	**5,187**	**7.2%**
EBITDA Adjusted Margin (%)	*12.3%*	*13.8%*	*(1.5) p.p.*	*11.0%*	*1.3 p.p.*	*11.5%*	*13.1%*	*(1.6) p.p.*
Tributary Impacts (ICMS and Staple Food Basket)	-	92	n.m.	-	n.m.	-	92	n.m.
EBITDA Adjusted Ex-Tributary Effects*	**1,687**	**1,496**	**12.8%**	**1,367**	**23.4%**	**5,559**	**5,095**	**9.1%**
EBITDA Adjusted Margin Ex-Tributary Effects (%)*	*12.3%*	*13.0%*	*(0.7) p.p.*	*11.0%*	*1.3 p.p.*	*11.5%*	*12.9%*	*(1.4) p.p.*
Cash Generation (Consumption)	**(3)**	**(1,726)**	**(99.8%)**	**(308)**	**(99.1%)**	**(1,479)**	**2,933**	**(150.4%)**
Net Debt	17,332	14,152	22.5%	16,682	3.9%	17,332	14,152	22.5%
Leverage (Net Debt/Adj.EBITDA LTM)	**3.12x**	**2.73x**	**14.3%**	**3.06x**	**2.0%**	**3.12x**	**2.73x**	**14.3%**

Next, we will present the results by segment, with the respective analyzes in the quarterly comparisons.

BRAZIL SEGMENT

Brazil Segment	4Q21	4Q20	Chg. % y/y	3Q21	Chg. % q/q	2021	2020	Chg. % y/y
Volume (Thousand Tons)	619	632	(2,1%)	577	7,1%	2.301	2.333	(1,4%)
Poultry (In Natura)	*105*	*121*	*(13,1%)*	*119*	*(11,6%)*	*456*	*465*	*(2,0%)*
Pork and Others (In Natura)	*37*	*27*	*39,9%*	*34*	*10,4%*	*128*	*121*	*5,6%*
Processed foods	*476*	*485*	*(1,7%)*	*425*	*12,1%*	*1.717*	*1.746*	*(1,7%)*
Net Operating Revenues (R$, Million)	**7.207**	**6.419**	**12,3%**	**6.392**	**12,7%**	**24.809**	**21.094**	**17,6%**
Average price (R$/Kg)	*11,65*	*10,16*	*14,7%*	*11,07*	*5,2%*	*10,78*	*9,04*	*19,3%*
COGS	(5.551)	(4.691)	18,3%	(4.919)	12,8%	(19.459)	(15.900)	22,4%
COGS/Kg	*(8,97)*	*(7,42)*	*20,9%*	*(8,52)*	*5,3%*	*(8,46)*	*(6,82)*	*24,1%*
Gross Profit (R$, Million)	**1.655**	**1.728**	**(4,2%)**	**1.473**	**12,4%**	**5.350**	**5.194**	**3,0%**
Gross Margin (%)	*23,0%*	*26,9%*	*(3,9) p.p.*	*23,0%*	*(0,1) p.p*	*21,6%*	*24,6%*	*(3,1) p.p.*
Adjusted EBITDA (R$ Million)	**865**	**1.102**	**(21,5%)**	**878**	**(1,5%)**	**2.928**	**3.079**	**(4,9%)**
Adjusted EBITDA Margin (%)	*12,0%*	*17,2%*	*(5,2) p.p.*	*13,7%*	*(1,8) p.p.*	*11,8%*	*14,6%*	*(2,8) p.p.*
Adjusted EBITDA Ex-Tributary Effects*(R$ Million)	**865**	**1.010**	**(14,4%)**	**878**	**(1,5%)**	**2.928**	**2.987**	**(2,0%)**
Adjusted EBITDA Margin Ex-Tributary Effects (%)*	*12,0%*	*15,7%*	*(3,7) p.p.*	*13,7%*	*(1,8) p.p.*	*11,8%*	*14,2%*	*(2,4) p.p.*

In 4Q21, we observed the resilience of our business in Brazil despite the challenging macroeconomic and competitive scenario, and we also made remarkable advances in the 2030 Vision. Given the largest historical spread between beef and pork, we captured record volumes of pork, in line with our efforts to increase our regional penetration, stimulate the consumer and offer a broad, welcoming, value-added portfolio. Due to lower exports, competition increased the volume of local supply, causing a circumstantial drop in prices, which pressured our margins in a scenario increasingly affected by the inflation of commodities and other inputs.

Even in this context, we carried out a memorable seasonal campaign, with more than 3 million kits sold, 11% more than the previous year. We also invest in our direct consumer experience with:

i) opening of another 7 Mercato Sadia stores in 2021 and

ii) the expansion of our presence on digital platforms, with growth of 200% in on-demand applications (i.e., Rappi, iFood) and +103% in our Mercato em Casa.

We maintained high levels of operational excellence throughout the year, with an On-Time indicator in the Route and Food Service channels of 91%, an increase of 2 pp y/y of the On-Time in Full indicator. Thus, we ended the year with great advances, which position us at a new level of price and admiration for our brands, innovating (+87 skus) to offer our broad and welcoming portfolio, supported by a relevant expansion strategy in 2021, such as the

beginning of the operation of our sausage plant in *Seropédica* and expansion of the ready meal line (Mac&Cheese).

We increased the preference level of our brands, with Sadia and Perdigão growing by 2.1 pp and 3.4 pp, respectively, indicating the increased desire and loyalty of our consumers. Sadia was recognized as the most valuable and preferred brand in the food sector, and by combining Sadia and Perdigão, we are the preferred company in the Kantar[1] food ranking.

The worsening of the Brazilian economic and social context negatively pressured consumer confidence[2] in the face of i) uncertainties related to the COVID-19 pandemic; ii) reduction in average household income; iii) inflationary scenario, which in the period accumulated 10.06% of the variation in the year[3]; and iv) unfavorable weather conditions for corn and soybean harvest in South America. The food industry is still under pressure from rising commodities and disruptions in supply chains[4].

INTERNATIONAL SEGMENT

International Segment	4Q21	4Q20	Chg. % y/y	3Q21	Chg. % q/q	2021	2020	Chg. % y/y
Volume (Thousand Tons)	498	498	(0.1%)	496	0.4%	1,958	1,880	4.1%
Poultry (In Natura)	382	375	1.9%	377	1.3%	1,498	1,444	3.8%
Pork and Others (In Natura)	41	52	(20.9%)	50	(18.4%)	188	195	(3.2%)
Processed foods	74	71	4.3%	68	8.8%	271	242	12.2%
Net Operating Revenues (R$, Million)	5,817	4,708	23.6%	5,449	6.8%	21,515	17,240	24.8%
Average price (R$/Kg)	11.69	9.45	23.7%	10.99	6.4%	10.99	9.17	19.8%
COGS	(4,532)	(3,701)	22.4%	(4,473)	1.3%	(17,274)	(13,370)	29.2%
COGS/Kg	(9.11)	(7.43)	22.6%	(9.03)	0.9%	(8.82)	(7.11)	24.1%
Gross Profit (R$, Million)	1,285	1,007	27.7%	975	31.8%	4,240	3,870	9.6%
Gross Margin (%)	22.1%	21.4%	0.7 p.p.	17.9%	4.2 p.p.	19.7%	22.4%	(2.7) p.p.
Adjusted EBITDA (R$, Million)	660	477	38.4%	411	60.6%	2,142	2,101	2.0%
Adjusted EBITDA Margin (%)	11.3%	10.1%	1.2 p.p.	7.5%	3.8 p.p.	10.0%	12.2%	(2.2) p.p.

1. Asia

Asia	4Q21	4Q20	Chg. % y/y	3Q21	Chg. % q/q	2021	2020	Chg. % y/y
Volume (Thousand Tons)	127	139	(9.1%)	143	(11.4%)	551	554	(0.6%)
Poultry (In Natura)	94	94	0.1%	98	(3.6%)	384	378	1.8%
Pork and Others (In Natura)	30	40	(25.0%)	41	(26.0%)	151	156	(3.2%)
Processed foods	2	5	(52.4%)	5	(46.8%)	15	20	(25.1%)
Net Operating Revenues (R$, Million)	1,466	1,502	(2.4%)	1,589	(7.7%)	6,285	5,658	11.1%
Average price (R$/Kg)	11.58	10.78	7.4%	11.12	4.1%	11.41	10.21	11.8%
COGS	(1,288)	(1,091)	18.1%	(1,417)	(9.1%)	(5,284)	(4,059)	30.2%
COGS/Kg	(10.17)	(7.83)	29.9%	(9.92)	2.5%	(9.59)	(7.33)	31.0%
Gross Profit (R$, Million)	178	411	(56.6%)	172	3.7%	1,001	1,599	(37.4%)
Gross Margin (%)	12.2%	27.4%	(15.2) p.p.	10.8%	1.2 p.p.	15.9%	28.3%	(12.3) p.p.
Adjusted EBITDA (R$, Million)	83	342	(75.7%)	74	11.9%	674	1,418	(52.5%)
Adjusted EBITDA Margin (%)	5.7%	22.8%	(17.0) p.p.	4.7%	1.0 p.p.	10.7%	25.1%	(14.3) p.p.

In 4Q21, we observed a contraction in pork export volumes and prices to China, given the recovery of local production and restricted consumption due to the COVID-19 pandemic. The decrease in the pork margin and the adverse scenario of production and logistics costs negatively impacted the gross margin of the segment, which was partially offset by the consecutive increase in prices in dollars for Japan and South Korea, as a result of the drop in local inventories and limited supply from other countries to the region.

According to research[5], African Swine Fever continues to bring uncertainties in the Asian pork production scenario, but it is estimated that the impact will be increasingly smaller. In China and Vietnam, the sow stock has been recomposed in large-scale production units, diluting the participation of small producers, as a measure to contain new outbreaks, whose impacts are still relevant in other Asian countries.

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[1] Kantar Insights food tracking.
[2] Brazilian Consumer Confidence Index Source: Fundação Getúlio Vargas (FGV). 4Q21 average: 75.6 vs 4Q20 average: 80.9.
[3] Source: Brazilian Institute of Geography and Statistics (IBGE).
[4] New York Fed Economic Research – Barometer Global Supply Chain Pressure
[5] RaboReseach Food & Agriculture | Global Animal Protein Outlook 2022

2. Halal Distribution - Halal DDP

Halal DDP	4Q21	4Q20	Chg. % y/y	3Q21	Chg. % q/q	2021	2020	Chg. % y/y
Volume (Thousand Tons)	198	184	7.6%	174	13.9%	722	717	0.8%
Poultry (In Natura)	158	152	4.2%	141	12.2%	586	598	(2.0%)
Others (In Natura)	0	1	(50.7%)	0	65.8%	2	2	(21.8%)
Processed foods	39	31	26.2%	32	20.5%	135	117	15.6%
Net Operating Revenues (R$, Million)	2,429	1,924	26.2%	2,120	14.6%	8,742	7,282	20.0%
Average price (R$/Kg)	12.29	10.47	17.3%	12.21	0.6%	12.10	10.16	19.1%
COGS	(1,781)	(1,465)	21.5%	(1,569)	13.5%	(6,522)	(5,556)	17.4%
COGS/Kg	(9.01)	(7.98)	13.0%	(9.04)	(0.3%)	(9.03)	(7.75)	16.5%
Gross Profit (R$, Million)	648	459	41.3%	551	17.7%	2,219	1,726	28.6%
Gross Margin (%)	26.7%	23.8%	2.8 p.p.	26.0%	0.6 p.p.	25.4%	23.7%	1.7 p.p.
Adjusted EBITDA (R$, Million)	301	135	123.4%	245	23.1%	1,019	556	83.3%
Adjusted EBITDA Margin (%)	12.4%	7.0%	5.4 p.p.	11.5%	0.9 p.p.	11.7%	7.6%	4.0 p.p.

In this quarter, we increased the share of processed foods in our sales mix, materializing further advances in the 2030 Vision. In the Turkish market, we observed a challenging inflationary scenario and a strong devaluation of the lira (21.1% y/y)[6]; but, anchored in the strength of the Banvit brand, we passed on cost inflation through an effective pricing strategy that allowed us to i) rebuild margins in the domestic market; ii) expand volumes; and iii) grow in preference[7]. The management of export volumes enabled Banvit to offset the currency exposure, despite the impact of the consolidation of the balance sheet in BRL.

In the Halal market, we observe the growth trends of economic activity in the food service with greater mobility to restaurants, cafes, malls, museums, and major events such as EXPO 2020, sporting events and the intensification of general tourism. As volumes expanded and prices in dollars increased in both the GCC operations and the Turkish market, we saw income growth of 33% and 11%, respectively. This result is supported by commercial excellence, a strong local presence with preferred brands, an intense agenda of innovations and successful campaigns that encourage a more profitable mix with greater added value.

In December 2021, we entered into an amendment to the shareholders' agreement with QIA (Qatar Investment Authority) at Banvit, extinguishing BRF's put option and establishing new terms and conditions of the partnership, reinforcing the commitment and alliance between BRF and QIA. In January 2022, we established a non-binding Memorandum of Understanding ("MOU") with the Public Investment Fund ("PIF"), a sovereign investment fund in Saudi Arabia, for the creation of a Joint Venture that will act in the complete production chain of chicken, consolidating our presence in this country.

3. Direct Exports

Direct Exports	4Q21	4Q20	Chg. % y/y	3Q21	Chg. % q/q	2021	2020	Chg. % y/y
Volume (Thousand Tons)	173	175	(1.1%)	179	(3.3%)	685	609	12.4%
Poultry (In Natura)	130	130	0.5%	139	(6.2%)	528	468	12.7%
Pork and Others (In Natura)	10	11	(2.6%)	9	12.6%	35	36	(2.2%)
Processed foods	33	35	(6.7%)	31	4.8%	121	105	15.7%
Net Operating Revenues (R$, Million)	1,922	1,282	49.9%	1,740	10.5%	6,488	4,300	50.9%
Average price (R$/Kg)	11.10	7.32	51.6%	9.71	14.3%	9.47	7.06	34.3%
COGS	(1,463)	(1,145)	27.8%	(1,487)	(1.6%)	(5,467)	(3,755)	45.6%
COGS/Kg	(8.45)	(6.54)	29.2%	(8.30)	1.8%	(7.98)	(6.16)	29.6%
Gross Profit (R$, Million)	459	137	235.4%	253	81.5%	1,020	545	87.1%
Gross Margin (%)	23.9%	10.7%	13.2 p.p.	14.5%	9.3 p.p.	15.7%	12.7%	3.0 p.p.
Adjusted EBITDA (R$, Million)	275	(0)	n.m.	92	199.6%	450	127	254.5%
Adjusted EBITDA Margin (%)	14.3%	(0.0%)	14.4 p.p.	5.3%	9.0 p.p.	6.9%	3.0%	4.0 p.p.

In 4Q21, we posted historical results in terms of incomes and profitability in the Direct Exports segment, because of the upward movement of USD average prices of +57% y/y and the maintenance of volumes, reflecting the increase of the international demand, mainly in the Middle East, Africa, and South and Central America. In these regions, we observe the intensification of tourism, which contributes to the recovery of the Food Service channel, despite a less optimistic scenario for incremental production due to the high cost of raw materials and uncertainty about weather conditions[8]. We have been exploring opportunities through new licenses for Singapore, South Africa, and Oman. BRF continues to be the main exporter of chicken meat to Saudi Arabia and has been intensifying the participation of its Turkish export platform to other countries in the Halal market.

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[6] TYR/USD comparison between 2021 vs. 2020 average
[7] Ipsos | Poultry Category Brand Heath Research Study 2021
[8] https://www.fao.org/newsroom/detail/FAO-Food-Price-Index-december-2022/en

OTHER SEGMENTS

Other Segments + Ingredients	4Q21	4Q20	Chg. % y/y	3Q21	Chg. % q/q	2021	2020	Chg. % y/y
Volume (Thousand Tons)	119	68	75.4%	95	24.7%	363	266	36.4%
Ingredients	49	42	16.4%	56	(12.5%)	206	173	18.6%
Pet	60	13	375.2%	28	117.5%	112	50	123.0%
Others Sales	10	13	(26.2%)	11	(17.1%)	45	42	6.5%
Net Operating Revenues (R$, Million)	701	347	102.1%	549	27.6%	2,020	1,135	77.9%
COGS	(509)	(252)	101.6%	(385)	32.1%	(1,446)	(864)	67.4%
COGS/Kg	(4.28)	(3.72)	14.9%	(4.04)	5.9%	(3.99)	(3.25)	22.8%
Gross Profit (R$, Million)	192	94	103.5%	164	17.1%	574	272	111.2%
Gross Margin (%)	27.4%	27.2%	0.1 p.p.	29.8%	(2.5) p.p.	28.4%	23.9%	4.5 p.p.
Adjusted EBITDA (R$, Million)	145	78	86.6%	134	8.0%	468	218	114.1%
Adjusted EBITDA Margin (%)	20.7%	22.4%	(1.7) p.p.	24.5%	(3.7) p.p.	23.2%	19.2%	3.9 p.p.

In the Ingredients segment, we continue to evolve in adding value through the intensive use of technology to develop customized products, in partnership with our customers, employing top-notch research and application efforts with the most renowned academic institutions in Brazil. In 2021, 5% of the segment's EBIT came from innovations, with value-added products developed to serve the animal health and nutrition industry (pets, aquaculture, and swine) and aromas, with exclusive formulas, 100% clean label and natural (without additives, pigments, and seasonings), for human consumption in soups, sauces, seasonings, and cookies.

In Pet Food, we followed the integration plan with the logistics and supply optimization activities at the BRF, Mogiana and Hercosul plants, in addition to capturing synergy gains with the Ingredients unit. We are restructuring the specialized channel and increasingly taking advantage of BRF's relationship with retail, especially in supermarkets. As a result, in this quarter, our brand Balance has already become the third best-selling brand in the country[9].

CORPORATE

Corporate - R$ Million	4Q21	4Q20	Chg. % y/y	3Q21	Chg. % q/q	2021	2020	Chg. % q/q
Gross Profit	0	0	n.m.	0	n.m.	1	(0)	n.m.
Adjusted EBITDA	17	(69)	-124.1%	(56)	n.m.	21	(211)	n.m.

This segment was impacted by i) - BRL 26.1 million resulting from actions to prevent and combat the effects of Covid-19; ii) - BRL 9.1 million for the net result of provisions for civil and tax contingencies (as per explanatory note 25 of the Financial Statements); and iii) + BRL 49.6 million related to the sale and write-off of fixed assets.

BRANDS AND INNOVATION

Brazil:

The results of the preference measurement of BRF's brands reinforced our position as the true house of brands in the food segment, Sadia and Perdigão grew +2.1 pp and +3.4 pp y/y, respectively[10]. And the climax of this preference occurs precisely in the fourth quarter of each year, due to the leadership we have in this commemorative seasonal market, where our brands display their stature, breaking the record of the historical series with 45%[11] preference, growth of 5.6 pp compared to the same period last year.

And not least, in 4Q21, in margarine, we reached 61%[12] preference when combining our Qualy, Deline and Claybom brands, up 0.4 pp compared to the same period of the previous year. Focusing on digital initiatives, we inspired new recipes[13], which highlight the attributes and versatility of margarine; and entrepreneurship, with the launch of the "*Tudo de Bolo*" page[14], a space to help our consumers prepare cake to sell, with recipes and courses in menu management, marketing, sales, and business. In addition, we expanded our commitment to sustainability, obtaining the "*eu reciclo*" seal[15], which indicates that we value and invest in recycling work through environmental compensation. In which Qualy compensates 100% of the packaging, that is, for each package sold, it will have the equivalent of its weight recycled, and we want to recycle the equivalent of 7 Rio de Janeiro's Christ statues of

---

[9] Scantrack
[10] Kantar Insights food tracking
[11] Kantar Insights food tracking - combined preference of Sadia and Perdigão
[12] Kantar Insights margarine tracking
[13] https://www.qualy.com.br/
[14] https://www.tudodebolo.com.br/
[15] Eureciclo is the largest reverse logistics certifier in the country, based on the application of environmental compensation.

margarine jars[16]. Qualy achieved an NPS of 9.12[17], an increase of almost one point when compared to the same period last year and a preference of 50%.

In this quarter, we had a Christmas with Sadia's *"a Christmas full of magic"*, an action that was present in all consumer touch points with the brand, up to the conversion in the point of sale, and our Perdigão's Chester campaign had strong national coverage in multimedia, television, digital actions, merchandising on *Domingão do Huck*, interaction with influencers and presence at the point of sale, reaching more than 104 million people across all channels. We were also present with Perdigão's sponsorship of the Masked Singer program, with visibility of more than 90 million people throughout the season. And, to leverage the preference with the young audience, Sadia sponsored the CCXP, which had already been consolidated as the largest Comic Com in the world and one of the main pop culture events in Brazil, which broke a record of participants in 2021 in the virtual format and had 5 million viewers, boosting the Happy Meals portfolio.

With an accelerated pace of innovation, we reached the mark of 7% of accumulated income from innovations in 2021, vs. 6% of 2020, with more than 50% growth in income from innovations, with the launch of 87 new skus in 2021, including innovations in our main strategic growth paths, including ready meals, value-added pork, and alternative proteins.

International:

We maintained our focus on higher value-added categories, with strong innovation agenda focused on processed food, with 50 new products launched in the international market this quarter.

BRF continues with the positive dynamics in the Halal markets and reaches in 4Q21 the highest market share in the last 24 months, reaching 38.1%[18], growing +2.0 pp compared to 4Q20. The performance of industrialized products in international markets is indisputable, where the continuous efforts to add value with a focus on innovation stand out, with launches such as the Tempura chicken breaded line and the Special Fries.

We made progress, with Sadia, throughout the GCC region, through investments at the point of sale and a strong campaign in digital media. In Turkey, we maintained our leadership in all sub-categories in the Turkish market in 2021, with significant gains in ready meals (+1.8 pp y/y) and cold cuts (+1.7 pp y/y)[19]. Banvit continues to be the sector's favorite in the Turkish domestic scenario, growing 93%[20] in the conversion from awareness to purchase consideration.

In the Asian market, our marketing actions and investments continue to advance. In China, attended CIIE, the largest import and export fair organized by the local government, where we presented our new value-added portfolio line in four categories: grilled chicken wings, cooked chicken breast, chicken nuggets and chicken baits. In Singapore, we continued with our strategy of building the Sadia brand through online communication in our digital media and offline with communication at important touchpoints such as subway stations, as well as in-store activations at the country's main retailers.

Other Segments: In this quarter, our brand "Balance" reached the sales leadership, in third place, in dry products in the self-service channel[21]. In Pet Food, we are the top three in value share in the segment in Brazil and we lead market share in Paraguay and Uruguay, with a portfolio of brands such as Three Dogs, Three Cats, Herói, Guabi Natural, Gran Plus, Apolo, Faro, Bônos, Balance, PrimoGato, Biofresh, Átila, among others. With a focus on growing our share in this segment, we maintain an active innovation agenda, in which we launched 12 new products on the market throughout 2021, 4 of which in 4Q21.

2030 VISION

In this quarter, we present major advances that we have made towards our 2030 Vision in 2021.

Pet Food: In the integration process, we combined all the attributes of Grupo Hercosul and Mogiana Alimentos with our expertise in industrial production and large-scale logistics. We are working on several fronts, such as: i) reorganization of distribution systems by channel; ii) acceleration of the pace in the retail channels with premium brands with commercial support from BRF; iii) parallel growth in the specialized channel, combining intellectual capital, development, and technology; iv) expansion of our export platform; v) optimization of our product and

[16] The weight of the Christ statues is 1,145 ton (Source: Governo RJ)
[17] Monitoring of social networks carried out by digital agencies.
[18] Source: Nielsen
[19] Source: Nielsen, data for 2021
[20] Source: Ipsos | Poultry Category Brand
[21] Source: Nielsen – Scantrak, data for 2021.

brand portfolio and vi) integration of our industrial park.

Value-added Pork: We observed one of the widest historical spreads between beef forequarter and pork carcass and, in addition, an increase in pork consumption per capita, from 16.1 kg to 16.9 kg[22] in the comparison from 2020 to 2021 and, according to projections, consumption may reach 17.30 in 2022[23]. In this context, we invested in communication to demystify pork consumption and in the development of value-added products (17 new products in 2021), with different proposals through our campaigns *"Suínos de tem S de Saudável, Suíno tem S de Sadia"* and *"Na Brasa"* of Perdigão, with sponsorships in national broadcasting programs, such as Top Chef Brazil, and digital media actions with recipes and tips.

Ready Meals: this quarter we launched another innovation, Chester's lasagna, adding flavor and practicality to the special moment of end-of-year celebrations. In 2021, we continued with the expansion plan for ready-to-eat meals, launching 36 new products, including disruptive and pioneering innovations, such as 100% vegetable Ready Snacks, dishes with *sous vide* cooking method, wing drumsticks, Shelf Stable products expanding the presence of ready-to-eat dishes in dry shelves and providing convenience and nutrition to consumers with the launch of Livre&Lev's portioned ready-to-eat meals and Wraps.

ESG Highlights

- In 4Q21: We received Zero Waste Certification at our Elazig operations, granted by the Turkish Ministry of Environment and Urbanization, and we ended the year with all eligible Turkish operations certified.
- We are the first margarine brand to offset 100% of our packaging in Brazil, in a partnership between Qualy and *Eureciclo*.
- We launched a reforestation project in Turkey through our brand Banvit. In partnership with the local NGO ÇEKÜL, 20,000 pine seedlings (Beach Pines) will be planted in the Bandirma region.
- We maintained the Gold Seal in the Corporate Inventory of Greenhouse Gas Emissions in the Brazilian GHG Protocol Program for the 12th consecutive year.
- We participated in the 269th edition of the COP, the United Nations Climate Change Conference. Directly from the COP, we announced the launch of the first carbon-neutral plant-based chicken in Brazil, the Veg Frango 100% Vegetal, from the Sadia Veg&Tal line. Emissions are neutralized from grain to table through forest conservation.
- Sustainable Grain Purchase Policy for the traceability of 100% of grains from the Amazon and *Cerrado* by 2025. Achieve 75% of the goal in 2021
- We held the 39th edition of the BRF's ESG Forum. The event, held virtually, addressed the theme 'S: an agenda that is combined in the plural' and was attended by BRF's executives and experts to debate the social challenges, aggravated by the effects of the pandemic, in addition to the reflexes in people's daily lives and the importance of different agents for transformation.
- We were once again listed in the portfolio of the Brazilian Corporate Sustainability Index (ISE) and the Carbon Efficient Index (ICO2) of B3, in force from January to April 2022.
- We improved our performance in Climate (C to B) and Forests (C to B-) at CDP.
- We are featured as the Company of the Year at the 47th Aberje Awards. In addition, BRF's Communication area was elected in the list of the 10 Communicators of the Year, and we were awarded in the 'Crisis Management' and 'Ethics, Integrity and Compliance' categories.
- We achieved the company's ESG bonus target, with major advances in Commodites, Food Waste, Diversity and Packaging, and opportunities in Natural Resources.
- A received the "Quality Assessment Certification of the Internal Audit department", granted by the IIA[24], making BRF the 259th certified company in Brazil, which demonstrates the continuous investment in an efficient governance structure, with high ethical and transparency standards.

[22] Source: Brazilian Institute of Geography and Statistics
[23] Source: Brazilian Association of Animal Protein
[24] The IIA - International and independent organization that globally assesses the quality of the internal audit activities of public and private organizations

Also, through the BRF Institute, in 4Q21:

- We reached 3 million views of the "*Natal Que Alimenta*" campaign, which distributed 40 thousand Christmas meals in *São Paulo, Rio de Janeiro, Curitiba*, and *Salvador*.

- For the sixth consecutive year, we partnered with one of the largest food bank chains in the world through the "Mesa Brasil" Program and distributed Chesters to vulnerable people. Over the years, more than 1 million Chesters have been donated.

- We promoted the "*Juntos pela Bahia*" campaign with donations of food, hygiene materials and fundraising initiatives, due to the disasters caused by the rains in the extreme South of the State. We have entered partnerships with UNICEF, BNDES, Fundação Banco do Brasil, *Ação da Cidadania*, Vision Mundial, among others, for post-COVID social recovery projects.

- Spending on preventing and combating Covid-19 totaled BRL 54 million in 4Q21 and is distributed as follows:

4Q21

R$ Million	Total	Brazil	Halal DDP	Asia	Direct Exp.	Corporate
Additional personnel expenses	7	4	1	1	1	0
Prevention and control expenses	15	9	2	2	2	0
Donations	26	0	0	0	0	26
Others	6	2	2	1	0	0
Total 4Q21	54	15	5	4	3	26
Total 4Q20	107	54	13	15	11	15

CONSOLIDATED PERFORMANCE

Net Operating Income (NOI)

Volumes - Thousand Tons	4Q21	4Q20	Chg. % y/y	3Q21	Chg. % q/q	2021	2020	Chg. % y/y
Poultry (In Natura)	487	496	(1.7%)	496	(1.8%)	1,954	1,909	2.4%
Pork and Others (In Natura)	78	78	(0.1%)	84	(7.1%)	317	316	0.1%
Processed/Elaborated	540	555	(2.7%)	489	10.3%	1,972	1,987	(0.7%)
Others Sales	130	69	89.1%	99	30.9%	378	267	41.6%
Total	1,235	1,198	3.1%	1,168	5.7%	4,621	4,479	3.2%
NOR (R$ Million)	13,724	11,474	19.6%	12,390	10.8%	48,343	39,470	22.5%
Average Price (NOR)	11.11	9.58	16.0%	10.61	4.8%	10.46	8.81	18.7%

In this quarter, our revenue was driven by i) price management strategy and the increase businesses in the domestic market; ii) the recovery of prices in international markets, especially the Halal market; iii) seasonal mix of commemorative items; iv) increase in revenue from the Ingredients segment; and v) positive hedge impact of BRL 121 million compared to the same period of the previous year.

Operating income protection strategy - hedge accounting

The effects of financial instruments for foreign exchange hedging of the result totaled - BRL 63.9 million in 4Q21, according to Explanatory Note 24.5 to the Financial Statements and are due to the positions settled in the quarter, which were formed over the 12 months prior to their settlement.

Build-up of Derivatives Instruments Settled in 4Q21	4Q20	1Q21	2Q21	3Q21	4Q21
Cummulative Notional Exposure (US$ Million)	10	39	44	357	486
Average Strike Price (BRL/USD)*	5.75	5.58	5.58	5.35	5.42

**Weighted average rate*

Similarly, the position to mature, according to Note 24.4.2.ii to the Financial Statements, is shown below.

Derivatives Instruments by Expiry Date - US$ Million	1Q22	2Q22	3Q22
Notional to be settled in each period	296	53	10
Strike Price (BRL/USD)*	5.64	5.80	6.08

Weighted average rate

The Company may contract additional cash flow protection, as provided for in its Financial Risk Management Policy, always backed by future export revenues, as their probability evolves and assuming a defined time horizon of up to 12 months. For cash flow hedge purposes, we emphasize that its objective is to protect operating income and reduce volatility, not allowing, under any circumstances, the contracting of derivative financial instruments for speculative purposes.

Cost of goods sold (COGS)

COGS - R$ Million	4Q21	4Q20	Chg. % y/y	3Q21	Chg. % q/q	2021	2020	Chg. % y/y
Cost of Goods Sold	(10,592)	(8,645)	22.5%	(9,778)	8.3%	(38,178)	(30,134)	26.7%
R$/Kg	*8.58*	*7.22*	*18.8%*	*8.52*	*0.7%*	*8.26*	*6.73*	*22.8%*

In comparison with 4Q20, we have: (i) increase in grain prices; (ii) inflationary effects on the main production raw materials, such as plastic packaging and cardboard; (iii) higher prices for fuel, freight, storage, and port services; and (iv) BRL 23 million related to combating and preventing Covid-19. The cost of grains and the reduction in the production projection in South America caused by La Niña, combined with a boom in fertilizer prices and risks of lack of supply, do not seem to cool the cost scenario in the short term, especially with energy tariffs at levels higher and higher labor costs. Also in this context, the worsening of inflation, interest and exchange rate indicators in Brazil contribute to the worsening of costs.

Therefore, we observe that the Production Cost Index (PCI) - Embrapa increased in the quarter. The chicken and swine cost indices showed variations of +19% and +5%[25] against the same period of the previous year in 4Q21, respectively. The margins of chicken and swine producers continue to be under pressure due to high-cost levels and seasonal price declines in the domestic market. The graphs below show the evolution of the PCI-Embrapa and the producer margin index, which show a considerable gap between the evolution of the theoretical cost index and the producer's margin[26].

Evolution of Embrapa Cost Index and **Swine** Producers' Margin



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Swine Producers' Margin
Embrapa's Swine Cost Index

Evolution of Embrapa Cost Index and **Chicken** Producers' Margin



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jan/19
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Chicken Producers' Margin
Embrapa's Chicken Cost Index

Gross Profit

Gross Profit - R$ Million	4Q21	4Q20	Chg. % y/y	3Q21	Chg. % q/q	2021	2020	Chg. % y/y
Gross Profit	3,133	2,830	10.7%	2,612	19.9%	10,166	9,336	8.9%
Gross Margin (%)	*22.8%*	*24.7%*	*(1.8) p.p.*	*21.1%*	*1.7 p.p.*	*21.0%*	*23.7%*	*(2.6) p.p.*

BRF was able to partially mitigate the industry's costs, showing a decrease in margin, but with an absolute increase in profit in an adverse cost scenario. Among the main reasons for the consistency of this result in recent years are: i) the continuous investments in our production chain and in the intelligence of grain monitoring for the supply of our operations, advancing more and more in Industry 4.0; ii) our pricing strategy and broad and welcoming portfolio in the domestic market; ii) better sales mix with higher added value in international markets; iii) expansion of

[25] Variation in the average Embrapa production cost index (ICP Chicken and ICP Pork) between 4Q20 and 4Q21, publicly available on the website www.embrapa.br

[26] Source: Bloomberg, CEPEA-Esalq. Price of whole chicken and pork carcass in relation to feed cost adjusted by the chicken and swine cycle.

storage capacity, and iv) potentiation of the consumption of alternative inputs.

Operating Expenses

Operating Expenses - R$ Million	4Q21	4Q20	Chg. % y/y	3Q21	Chg. % q/q	2021	2020	Chg. % y/y
Selling Expenses	(1,882)	(1,608)	17.0%	(1,663)	13.1%	(6,544)	(5,685)	15.1%
% of the NOR	*(13.7%)*	*(14.0%)*	*0.3 p.p.*	*(13.4%)*	*(0.3) p.p.*	*(13.5%)*	*(14.4%)*	*0.9 p.p.*
General and Administrative Expenses	(222)	(243)	(8.6%)	(233)	(4.6%)	(823)	(833)	(1.2%)
% of the NOR	*(1.6%)*	*(2.1%)*	*0.7 p.p.*	*(1.9%)*	*0.3 p.p.*	*(1.7%)*	*(2.1%)*	*0.4 p.p.*
Operating Expenses	(2,104)	(1,851)	13.7%	(1,896)	11.0%	(7,367)	(6,518)	13.0%
% of the NOR	*(15.3%)*	*(16.1%)*	*0.9 p.p.*	*(15.3%)*	*(0.0) p.p.*	*(15.2%)*	*(16.5%)*	*1.3 p.p.*

The percentage of net income indicator improved both in the comparison with 4Q20 (+0.9 pp) and in the comparison of the years (+1.3 pp), reflecting the austerity mentality and disciplined application of the method, through the Management Expense Matrix. We emphasize the maintenance of investments in marketing campaigns and actions at points of sale, both in our actions of the commemorative campaign in Brazil, and in the recovery of demand in Halal markets.

Other Operating Results

Other Operating Results - R$ Million	4Q21	4Q20	Chg. % y/y	3Q21	Chg. % q/q	2021	2020	Chg. % y/y
Other Operating Results	42	(18)	n.m.	15	190.6%	211	29	631.3%
% of the NOR	*0.3%*	*(0.2%)*	*0.4 p.p.*	*0.1%*	*0.2 p.p.*	*0.4%*	*0.1%*	*0.4 p.p.*

This performance is due to: (i) tax recovery efficiencies of R$50 million; (ii) result from the sale of non-financial assets in the amount of BRL 51 million; and (iii) employee benefits in the amount of - BRL 30 million; and iv) other expenses with demolition, losses from claims and provisions for civil and tax risks totaling - BRL 32 million. For further details on this item, see Explanatory Note 27 to the Financial Statements.

Net Financial Result

Financial Results - R$ Million	4Q21	4Q20	Chg. % y/y	3Q21	Chg. % q/q	2021	2020	Chg. % y/y
Financial Income	**197**	**153**	**28,8%**	**134**	**47,2%**	**538**	**421**	**27,8%**
Interest on cash and cash equivalents	49	33	48,5%	47	4,6%	153	119	28,7%
Income with marketable securities	18	2	800,0%	14	27,8%	50	54	(8,1%)
Interest on recoverable taxes	117	106	10,4%	61	92,1%	290	205	41,3%
Interest on other assets	14	12	16,7%	12	16,8%	45	43	5,7%
Financial Expenses	**(861)**	**(562)**	**53,2%**	**(1.047)**	**(17,8%)**	**(3.332)**	**(1.889)**	**76,3%**
Interests on loan and borrowings	(497)	(423)	17,5%	(361)	37,6%	(1.714)	(1.546)	10,9%
Interest on contingencies, leasing and actuarial liabilities	(127)	12	(1158,3%)	(124)	2,1%	(510)	(272)	87,4%
Written option - Business combination (Banvit)	0	46	n.m	(353)	(100,0%)	(279)	580	n.m
Adjustment to present value	(177)	(127)	39,4%	(171)	3,6%	(634)	(418)	51,6%
Other	(59)	(70)	(15,7%)	(38)	55,5%	(194)	(233)	(16,6%)
Monetary, exchange and derivative results, net	**(31)**	**(57)**	**(45,6%)**	**(72)**	**(56,7%)**	**(251)**	**(230)**	**8,9%**
Exchange rate variation on monetary assets and liabilities	(49)	350	n.m	(626)	n.m	(408)	(1.179)	n.m
Derivative results	14	(407)	(103,4%)	554	n.m	158	949	(83,4%)
Net Financial Results	**(698)**	**(466)**	**49,8%**	**(985)**	**(29,1%)**	**(3.045)**	**(1.699)**	**79,2%**

The main components of the net financial result were grouped into the following categories:

Financial income: evolution resulting from the higher remuneration on the liquidity position, given the higher interest rate observed in the period (CDI), added to the positive effect of the monetary correction of recoverable taxes.

Financial Expenses: arise from the effect of the following accounts described below:

(i) **Interest on loans and financing:** BRL 29 million increase in interest expenses in local currency in 4Q21 linked to the increase in the debt balance indexed to the IPCA (10.74%[27] in 4Q21 in 4Q21 vs. 4.31% in 4Q20), as well as the higher DI rate in the period (annual DI 8.76% in 4Q21 vs. 1.90% in 4Q20), and an increase in interest expenses in other currencies of BRL 18 million, mainly caused by the higher exchange rate observed in the period (average exchange rate of BRL 5.61/USD in 4Q21 vs BRL 5.43/USD in 4Q20). In 2021, interest expenses increased by BRL 168 million, mainly due to: (i) higher interest expenses in local currency of BRL 140 million, also linked to the higher IPCA and DI rate accumulated in the year; and (ii) the BRL 101 million increase in interest expenses in other currencies due to the exchange rate depreciation observed in the period. This variation, however, was mitigated by lower costs of anticipation of debt amortization in foreign currency ("tender offer") of BRL 72 million.

[27] Accumulated IPCA average exchange rate 12 months until November 2021 of BRL 5.41/USD in 2021 vs BRL 5.24/USD in 2020). Source: IBGE

(ii) **Interest on contingencies, leases, and actuarial liabilities:** higher expenses in 4Q21 of BRL 139 million mainly caused by the positive effect in 4Q20 of the reversal of ICMS charges on Basic Food basket of +BRL 112 million. In 2021, expenses increased by BRL 229 million compared to the previous year, partially explained by the effect of the expense reversal in 4Q20 already described above, linked to the increase in interest on labor contingencies of BRL 49 million and on civil contingencies of BRL 27 million in 2021.

(iii) **Adjustment to present value (APV):** reflects the higher balance of suppliers in the comparison between the periods. The APV refers to the financial charge associated with the payment terms of customer and supplier accounts, with a corresponding entry in gross profit.

(iv) **Option Launched - Business combination (Banvit):** the fair value of the put option related to the business combination (Banvit put option) fluctuated according to the variation of Banvit's results. This option was terminated in December 2021, with no impact in 4Q21 and the financial liability was derecognized with the corresponding increase in the Non-Controlling Interest and Other Equity Transactions headings, in the consolidated Shareholders' Equity. Further details are described in Explanatory Notes 1.1.3 and 24.8.1 to the Financial Statements.

(v) **Other financial expenses:** it includes bank fees, expenses with assignment and credit insurance, taxes on financial income, provision for tax credit discount, among other effects. Lower expenses in 4Q21 due to a BRL 30 million decrease in PIS/COFINS expenses on financial income, partially offset by a BRL 10 million increase in the provision for tax credit discount and a BRL 10 million increase in insurance and credit assignment expenses. In 2021, the reduction in expenses was mainly due to the reversal of the provision for discount on tax credits in the amount of BRL 32 million.

(vi) **Monetary, foreign exchange, and monetary liabilities variations and results from derivatives:** The Company has financial assets and liabilities denominated in foreign currency, whose exchange variations affect the financial result. The Company contracts derivative financial instruments to hedge this net foreign exchange exposure on the balance sheet, as per Note 24.4.2 of the Financial Statements. In 4Q21, the effect of the 2.6% depreciation of the Brazilian real in the period (exchange rate BRL 5.58/USD in Dec/21 vs. BRL 5.44/USD in Sep/21) had a negative effect on the variation balance sheet exchange rate of - BRL 49 million, which was partially offset by hedge derivatives in the order of + BRL 14 million (net of interest and fair value), resulting in a combined net effect of - BRL 34 million in the quarter.

Net Income (Loss)

Net Income / (Loss) - R$ Million	4Q21	4Q20	Chg. % y/y	3Q21	Chg. % q/q	2021	2020	Chg. % y/y
Consolidated Net / (Loss) Income - Continued Op.	964	902	6.9%	(271)	n.m.	517	1,390	(62.8%)
Net Margin (%)	*7.0%*	*7.9%*	*(0.8) p.p.*	*(2.2%)*	*9.2 p.p.*	*1.1%*	*3.5%*	*(2.5) p.p.*
Consolidated Net / (Loss) Income - Total Consolidated	932	902	3.3%	(277)	n.m.	437	1,390	(68.5%)

The Company recorded a BRL 62 million higher profit compared to 4Q20 in continuing operations, mainly due to the nominal expansion of EBIT (+11.5% y/y), which was driven by the growth in net revenue, and higher recognition of tax credits on losses of BRL 184 million, which offset higher financial expenses, as detailed below. Discontinued operations presented a result of - BRL 32 million in 4Q21, as per Note 1.3 of the Financial Statements.

Adjusted EBITDA

EBITDA - R$ Million	4Q21	4Q20	Chg. % y/y	3Q21	Chg. % q/q	2021	2020	Chg. % y/y
Consolidated Net Income - Continued Op.	**964**	**902**	**6,9%**	**(271)**	**n.m.**	**517**	**1.390**	**(62,8%)**
Income Tax and Social Contribution	(591)	(407)	45,0%	17	n.m.	(552)	(242)	127,9%
Net Financial	698	466	49,8%	985	(29,2%)	3.045	1.699	79,2%
Depreciation and Amortization	690	621	11,1%	681	1,4%	2.746	2.394	14,7%
EBITDA	**1.761**	**1.582**	**11,3%**	**1.411**	**24,8%**	**5.756**	**5.241**	**9,8%**
EBITDA Margin (%)	*12,8%*	*13,8%*	*(1,0) p.p.*	*11,4%*	*1,4 p.p.*	*11,9%*	*13,3%*	*(1,4) p.p.*
Impacts of Carne Fraca/Trapaça operations	0	18	(97,5%)	0	9,5%	9	232	(96,1%)
Tax recoveries	(54)	(54)	(0,3%)	(10)	461,3%	(125)	(350)	(64,2%)
Expenses with mergers and acquisitions	7	0	n.m.	22	(69,3%)	29	0	n.m.
Others*	(27)	42	n.m.	(57)	(52,0%)	(111)	63	n.m.
Adjusted EBITDA	**1.687**	**1.587**	**6,3%**	**1.367**	**23,4%**	**5.559**	**5.187**	**7,2%**
Adjusted EBITDA Margin (%)	*12,3%*	*13,8%*	*(1,5) p.p.*	*11,0%*	*1,3 p.p.*	*11,5%*	*13,1%*	*(1,6) p.p.*
ICMS PIS/COFINS Impact	0	92	n.m.	0	n.m.	0	92	n.m.
Adjusted EBITDA Ex-Tributary Effects**	**1.687**	**1.496**	**12,8%**	**1.367**	**23,4%**	**5.559**	**5.095**	**9,1%**
*Adjusted EBITDA Margin Ex-Tributary Effects** (%)*	*12,3%*	*13,0%*	*(0,7) p.p.*	*11,0%*	*1,3 p.p.*	*11,5%*	*12,9%*	*(1,4) p.p.*

**Others refers to income adjustments on the sale of businesses and impairment.*

Even in the face of an extremely adverse and challenging scenario during 4Q21, still with the effects of the pandemic and inflationary environment, the Company reported an increase in Adjusted EBITDA.

CAPITAL STRUCTURE

Million BRL	4Q21	4Q20	2021	2020
EBITDA	1,761	1,582	5,756	5,241
Working Capital	-401	-891	-431	-709
Δ Accounts Receivable	-483	-1,296	262	-815
Δ Inventories	-681	-709	-3,602	-3,334
Δ Suppliers	764	1,114	2,909	3,440
Taxes and Others	-517	-293	-875	572
Δ Taxes	-57	14	-22	454
Δ Provisions	-87	22	-274	298
Δ Salaries/Benefits	-273	-216	-168	132
Δ Others	-101	-114	-410	-312
Cash Flow from Operating Activities	843	397	4,451	5,104
CAPEX with IFRS16	-1,024	-716	-3,681	-2,462
Cash Flow from Operations with Capex	-182	-319	770	2,643
M&A and Sale of Assets	37	57	-971	65
Cash Flow from Investments	-988	-659	-4,652	-2,397
Financials, derivatives and Net Interest	22	-951	-1,521	-626
FX Variation on Cash	120	-513	243	852
Cash Flow from Financing Activities	142	-1,464	-1,278	226
Free Cash Flow	-3	-1,726	-1,479	2,933
New Debt Amortizantions	745	-2,132	1,595	173
Cash Variations	715	-3,859	88	3,000

* The above managerial cash flow does not follow the same classification as the cash flow statement, notably in relation to: (i) derivative instruments to hedge foreign exchange exposure on the balance sheet that are reclassified from operating flow to cash flow; and (ii) amortizations and borrowings of loans and financing that are classified as cash flow in the accounting documents, but considered outside the free cash flow generation in the managerial flow, comprising the change in total cash.

Free Cash Flow

The expansion of operating cash flow provided an evolution of free cash flow, even with the new dynamics of capital investments. The greater stability of financial cash flow, given the management of the capital structure, also contributed to this evolution. In the annual comparison, the pressure of working capital on operating cash flow, associated with greater capital investment, in addition to financial expenses, contributed to the performance of free cash flow.

Below, we present the details of the components involved:

Operating Cash Flow and Cash Conversion Cycle

In 2021, in addition to higher EBITDA, we reduced the allocation of working capital with the reduction in the accounts receivable line and efforts to reduce the impact of increased costs and inflation on grains and other inputs used in the inventory buildup. The higher cash consumption is explained by the line of other variations, in the amount of BRL 875 million, the biggest impacts being (i) the exchange variation - BRL 295 million[28]; (ii) updates of actuarial assumptions of - BRL 269 million; and (iii) higher labor provisions at - BRL 274 million. The Company offset federal and state taxes in the amount of BRL 208 million in 4Q21.

The Company's cash conversion cycle ended 4Q21 at 16.2 days, down 2.0 days from the same period of the previous year. The variation is essentially due to: (i) increase in the average term of inventories given the increase in the financial amount of the position due to higher inflation of costs in the period, mainly on grains and finished products; (ii) offset by a higher balance payable for the purchase of commodities; and (iii) improvement in the

[28] Effect of exchange variation on the conversion of working capital items denominated in foreign currency, which have financial results and shareholders' equity as a contra entry.

average term of accounts receivable, as a result of the decrease in the volume of receivables due to an increase in revenue. Compared to the previous quarter, the cycle showed a reduction of 0.3 days.

Investment Cash Flow

Performance mainly due to the acquisitions of the companies in the Pet Food segment – Hercosul and Mogiana Alimentos of BRL 966 million and the higher CAPEX expenditure of BRL 1,220 million. CAPEX evolution is the result of: (i) acceleration of investments in expansion and modernization of production units, energy and operational efficiency projects, and advances in programs related to the Digital Journey, as shown in the following table.

CAPEX - R$ Million	4Q21	4Q20	Chg. % y/y	2021	2020	Chg. % y/y
Growth	(232)	(111)	109,0%	(729)	(388)	87,9%
Efficieny	(74)	(20)	270,0%	(198)	(56)	253,6%
Support	(207)	(139)	48,9%	(669)	(420)	59,3%
Biological Assets	(313)	(270)	15,9%	(1.228)	(971)	26,5%
Commercial Lease and Others	(198)	(176)	12,5%	(857)	(627)	36,7%
Total	**(1.024)**	**(716)**	**43,0%**	**(3.681)**	**(2.462)**	**49,5%**
Total M&A	37	57	(35,1%)	(971)	65	(1593,8%)
Total - CAPEX + M&A	**(988)**	**(659)**	**49,9%**	**(4.652)**	**(2.397)**	**94,1%**

Among the main projects in 4Q21, the following stand out:

- Growth:

(i) Projects to meet the demand of industrialized products in the Internal Market, with emphasis on investments in increasing capacity in the sausage line in Videira-SC, in the domestic sausage line in Marau-RS and in the sliced line in Concórdia-SC.
(ii) Increase in the production of in-natura items to meet the demand of the External and Internal Market, with emphasis on investment in adaptations in the units of Nova Mutum-MT and Jataí-GO.

- Efficiency:

(i) Projects to increase Operational Efficiency, aiming at diluting fixed costs and reducing expenses.
(ii) Energy Efficiency Projects for production units.

- Support/IT:

(i) Projects to replace industrial park assets.
(ii) Improvements in the working conditions of employees in production processes.
(iii) Projects to optimize and control processes related to the commercial area and Supply Chain.
(iv) Digital Transformation Projects in business, industry, and administrative activities.
(v) Projects aimed at securing data and information for the company and its stakeholders.

- Support/Quality:

(i) Projects to improve control and quality processes in slaughterhouses, factories, and farms.

Financial Cash Flow

Financial cash flow totaled cash generation of BRL 142 million in 4Q21, BRL 1,606 million higher than the same period of the previous year, mainly as a result of: (i) the exchange rate devaluation observed in 4Q21 versus exchange rate appreciation in 4Q20, whose impact on the cash position in hard currency and derivatives in the period was + BRL 1,296 million; and (ii) the payment of interest in the period of BRL 172 million, R$ 248 million lower than in 4Q20, as a consequence of i) the early settlement of loan agreements in the amount of BRL 1,570 million, which generated the payment of BRL 197 million in interest last year; and ii) lower concentration of interest payments compared to the same period of the previous year.

In 2021, the variation is mainly explained by: (i) the lower exchange variation on the cash position in hard currency and derivatives in the year compared to 2020 in BRL 1,263 million, due to the lower relative devaluation of the USD between periods (exchange rate BRL 5.58 in Dec/21 vs. BRL 5.20 in Dec/20 against BRL 5.20 in Dec/20 vs. BRL 4.03 in Dec/19); (ii) lower interest payments in the year by BRL 228 million due to a less concentrated interest payment schedule; (iii) the financial cash effect of - BRL 803 million vs - BRL 252 million in 2020, mainly due to

the higher adjustment to present value, directly related to the higher balance of suppliers compared to the same period of the previous year.

Indebtedness

R$ Million Debt	Current	In 12.31.2021 Non-current	Total	In 12.31.2020 Total	Δ %
Local Currency	(1,037)	(8,076)	(9,112)	(6,665)	36.7%
Foreign Currency	(2,494)	(14,219)	(16,713)	(16,125)	3.6%
Gross Debt	**(3,531)**	**(22,295)**	**(25,825)**	**(22,790)**	**13.3%**
Cash Investments*					
Local Currency	4,996	15	5,011	4,461	12.3%
Foreign Currency	3,039	443	3,482	4,177	-16.6%
Total Cash Investments	8,035	458	8,493	8,638	-1.7%
Net Debt	**4,505**	**(21,837)**	**(17,332)**	**(14,152)**	**22.5%**

* The cash considered is composed of: Cash and Cash Equivalents, Financial Investments, Restricted Cash and Derivative Financial Assets.

Total gross indebtedness includes current and non-current Assets and Liabilities of Derivative Financial Instruments, in the aggregate amount of BRL 224 million, as per Explanatory Note 24.3 of the Financial Statements. The Company's gross leverage ended the quarter at 4.62x vs. 4.32x in the same period of the previous year. Funding in the quarter totaled BRL 1,160 million and settlements totaled BRL 415 million. Additionally, the average debt term was extended to 9.0 years in 4Q21, an increase of 0.9 years compared to 4Q20.

In line with the strategy of diversifying funding sources and optimizing the term/cost ratio, in the quarter we concluded the following operations: (i) issuance of BRL 100 million via Rural Credit; (ii) issuance of BRL 937 million in of Trade Finance; and (iii) anticipation of BRL 249 million in short-term Trade Finance operations.

Net debt totaled BRL 17,332 million in 4Q21, an increase of BRL 650 million when compared to 3Q21, while the Company's net leverage, measured by the ratio between net debt and Adjusted EBITDA in the last twelve months, reached 3.12x in 4Q21vs. 3.06x in 3Q21 (USD equivalent leverage reached 3.02 vs 3.00 in 3Q21). Net leverage (pro forma), considering the last twelve months Adjusted EBTIDA of the company's most recent acquisitions in the Pet Food segment (Hercosul and Mogiana Alimentos), reached 3.08x in 4Q21. In the pro forma view, considering the effects of the follow-on, the Company reaches a net leverage of 2.17x in 4Q21, respectively. We highlight that the risk rating agency S&P Global Ratings raised BRF's credit rating on a global corporate scale from "BB-" to "BB" and on a national scale from "brAA+" to "brAAA", both with a stable outlook[29].

NET DEBT EVOLUTION

Values presented in R$ million



+650
(+3.9%)
16,682
843
988
279
226
17,332
Company's EBITDA R$ +1,761 Working Capital, Taxes and Others R$ -918
CAPEX: R$ -1,024 M&A: R$ +37
Cash Financials: R$ -174 Cash Net Interest: R$ -105
Debt's FX Variation, Interest on Debt and Net Derivatives: R$ -198 Share buyback: R$ -28
Net Debt 3Q21
Cash Flow from Operating Activities
Cash Flow from Investments
Cash Flow from Financing Activities
Fx Variation on Cash and Debt, Interest on Debt and Derivatives balance
Net Debt 4Q21

** Financial cash flow discounting cash effect derivatives and exchange variation of cash on investments.*

[29] Available at: https://ri.brf-global.com/mercado-de-capitais/ratings/

The Company reiterates that it does not have restrictive clauses (covenants) for financial leverage and reaffirms that it will continue to act in a disciplined manner in the management of its capital, liquidity and leverage structure.

Rating

Agency	Domestic	Global	Perspective
Standard & Poor´s	AAA (bra)	BB	Stable
Fitch Ratings	AA+ (bra)	BB	Stable
Moody´s Investors Service	-	Ba2	Positive

RELATIONSHIP WITH INDEPENDENT AUDITORS

Pursuant to CVM Instruction 381, of January 14, 2003, the Company informs that its policy for contracting services not related to external audit is based on principles that preserve the auditor's independence.

In compliance with CVM Instruction 381/03, in the year ended December 31, 2021, KPMG Auditores Independentes was not hired to perform services unrelated to external auditing.

Pursuant to CVM Instruction 480/09, the Company's Management at a meeting held on 02.22.2022 declares that it discussed, reviewed, and agreed with the information expressed in the independent auditors' review report on the Financial Statements for the year 2021.

CONSOLIDATED INCOME STATEMENT

Financial Statement - R$ Million	4Q21	4Q20	Chg. % y/y	3Q21	Chg. % q/q	2021	2020	Chg. % y/y
Net Operating Revenues	**13.724**	**11.474**	**19,6%**	**12.390**	**10,8%**	**48.343**	**39.470**	**22,5%**
Cost of Sales	(10.592)	(8.645)	22,5%	(9.778)	8,3%	(38.178)	(30.134)	26,7%
% of the NOR	*(77,2%)*	*(75,3%)*	*(1,8) p.p.*	*(78,9%)*	*1,7 p.p.*	*(79,0%)*	*(76,3%)*	*(2,6) p.p.*
Gross Profit	**3.133**	**2.830**	**10,7%**	**2.612**	**19,9%**	**10.166**	**9.336**	**8,9%**
% of the NOR	*22,8%*	*24,7%*	*(1,8) p.p.*	*21,1%*	*1,7 p.p.*	*21,0%*	*23,7%*	*(2,6) p.p.*
Operating Expenses	**(2.104)**	**(1.851)**	**13,7%**	**(1.896)**	**11,0%**	**(7.367)**	**(6.518)**	**13,0%**
% of the NOR	*(15,3%)*	*(16,1%)*	*0,9 p.p.*	*(15,3%)*	*(0,0) p.p.*	*(15,2%)*	*(16,5%)*	*1,3 p.p.*
Selling Expenses	**(1.882)**	**(1.608)**	**17,0%**	**(1.663)**	**13,1%**	**(6.544)**	**(5.685)**	**15,1%**
% of the NOR	*(13,7%)*	*(14,0%)*	*0,3 p.p.*	*(13,4%)*	*(0,3) p.p.*	*(13,5%)*	*(14,4%)*	*0,9 p.p.*
Fixed	(1.131)	(1.010)	12,0%	(970)	16,6%	(3.921)	(3.514)	11,6%
Variable	(751)	(598)	25,6%	(693)	8,3%	(2.623)	(2.171)	20,8%
General and Administrative Expenses	**(222)**	**(243)**	**(8,6%)**	**(233)**	**(4,6%)**	**(823)**	**(833)**	**(1,2%)**
% of the NOR	*(1,6%)*	*(2,1%)*	*0,7 p.p.*	*(1,9%)*	*0,3 p.p.*	*(1,7%)*	*(2,1%)*	*0,4 p.p.*
Honorary of our Administrators	(21)	(18)	20,6%	(18)	15,9%	(68)	(67)	1,8%
% of the NOR	*(0,2%)*	*(0,2%)*	*(0,0) p.p.*	*(0,1%)*	*(0,0) p.p.*	*(0,1%)*	*(0,2%)*	*0,0 p.p.*
General and Administrative	(201)	(226)	(10,9%)	(215)	(6,4%)	(755)	(766)	(1,4%)
% of the NOR	*(1,5%)*	*(2,0%)*	*0,5 p.p.*	*(1,7%)*	*0,2 p.p.*	*(1,6%)*	*(1,9%)*	*0,4 p.p.*
Operating Income	**1.029**	**978**	**5,1%**	**716**	**43,7%**	**2.799**	**2.818**	**(0,7%)**
% of the NOR	*7,5%*	*8,5%*	*(1,0) p.p.*	*5,8%*	*1,7 p.p.*	*5,8%*	*7,1%*	*(1,4) p.p.*
Other Operating Results	**42**	**(18)**	**n.m.**	**15**	**190,6%**	**211**	**29**	**631,3%**
EBIT	**1.071**	**961**	**11,5%**	**730**	**46,6%**	**3.010**	**2.847**	**5,7%**
% of the NOR	*7,8%*	*8,4%*	*(0,6) p.p.*	*5,9%*	*1,9 p.p.*	*6,2%*	*7,2%*	*(1,0) p.p.*
Net Financial Expenses	**(698)**	**(466)**	**49,8%**	**(985)**	**(29,2%)**	**(3.045)**	**(1.699)**	**79,2%**
Income before Taxes	**373**	**495**	**(24,6%)**	**(254)**	**n.m.**	**(35)**	**1.148**	**n.m.**
% of the NOR	*2,7%*	*4,3%*	*(1,5) p.p.*	*(2,1%)*	*4,9 p.p.*	*(0,1%)*	*2,9%*	*(3,0) p.p.*
Income Tax and Social Contribution	591	407	45,0%	(17)	n.m.	552	242	127,9%
% of Income before Taxes	*158,2%*	*82,3%*	*75,9 p.p.*	*6,5%*	*151,7 p.p.*	*(1587,0%)*	*21,1%*	*(1608,2) p.p.*
Consolidated Net Income (Loss) - Continued Op.	**964**	**902**	**6,9%**	**(271)**	**n.m.**	**517**	**1.390**	**(62,8%)**
% of the NOR	*7,0%*	*7,9%*	*(0,8) p.p.*	*(2,2%)*	*9,2 p.p.*	*1,1%*	*3,5%*	*(2,5) p.p.*
Consolidated Net Income (Loss) - Total Consolidated	**932**	**902**	**3,3%**	**(277)**	**n.m.**	**437**	**1.390**	**(68,5%)**
% of the NOR	*6,8%*	*7,9%*	*(1,1) p.p.*	*(2,2%)*	*9.1 p.p.*	*0,9%*	*3,5%*	*(2,6) p.p.*
EBITDA	**1.761**	**1.582**	**11,3%**	**1.411**	**24,8%**	**5.756**	**5.241**	**9,8%**
% of the NOR	*12,8%*	*13,8%*	*(1,0) p.p.*	*11,4%*	*1,4 p.p.*	*11,9%*	*13,3%*	*(1,4) p.p.*
Adjusted EBITDA	**1.687**	**1.587**	**6,3%**	**1.367**	**23,4%**	**5.559**	**5.187**	**7,2%**
% of the NOR	*12,3%*	*13,8%*	*(1,5) p.p.*	*11,0%*	*1,3 p.p.*	*11,5%*	*13,1%*	*(1,6) p.p.*

CONSOLIDATED BALANCE SHEET

Balance Sheet - R$ Million	12.31.21	09.30.21	12.31.20
Assets			
Current Assets			
Cash and Cash Equivalents	7,529	6,890	7,577
Financial Investments	347	343	314
Accounts Receivable	4,107	3,587	4,136
Recoverable Taxes	1,048	979	943
Inventories	9,655	9,259	6,803
Biological Assets	2,900	2,668	2,129
Other Financial Assets	135	83	378
Other Receivables	254	221	237
Anticipated expenses	227	166	209
Restricted Cash	25	25	0
Current Assets held to sale	17	22	186
Total Current Assets	**26,243**	**24,242**	**22,912**
Non-Current Assets			
Long-term assets	10,462	9,732	9,308
Cash Investments	447	376	345
Accounts and other Receivable	35	42	50
Judicial Deposits	550	543	553
Biological Assets	1,414	1,383	1,222
Recoverable Taxes	4,986	4,804	4,923
Deferred Taxes	2,941	2,505	2,109
Restricted Cash	0	0	24
Other Receivables	77	78	82
Other Financial Assets	11	2	0
Permanent Assets	19,198	19,075	17,445
Investments	7	7	9
Property, Plant and Equipment	13,041	12,823	12,216
Intangible	6,150	6,245	5,220
Total Non-Current Assets	**29,660**	**28,807**	**26,753**
Total Assets	**55,903**	**53,049**	**49,665**

Balance Sheet - R$ Million	12.31.21	09.30.21	12.31.20
Liabilities and Equity			
Current Liabilities			
Loans and Financing	3.203	2.861	1.060
Suppliers*	12.174	11.563	9.379
Supply Chain Risk	2.238	1.889	1.453
Payroll and Mandatory Social Charges	900	1.003	941
Taxes Payable	454	372	396
Other Financial Liabilities	327	186	385
Provisions	959	1.050	865
Employee Pension Plan	54	125	125
Other Liabilities	915	1.183	836
Total Current Liabilities	**21.225**	**20.234**	**15.440**
Non-Current Liabilities			
Loans and Financing	22.253	21.317	21.344
Suppliers*	2.020	2.081	2.167
Taxes and Social Charges Payable	132	134	141
Provision for Tax, Civil and Labor Contingencies	559	508	837
Deferred Taxes	24	34	27
Employee Pension Plan	498	697	651
Other Liabilities	367	367	243
Total Non-Current Liabilities	**25.852**	**25.139**	**25.411**
Total Liabilities	**47.078**	**45.373**	**40.851**
Shareholders' Equity			
Capital Stock	12.460	12.460	12.460
Capital Reserves and Other reserves	74	62	142
Other Comprehensive Losses	(1.813)	(1.754)	(1.299)
Accumulated Losses	(2.132)	(3.063)	(2.594)
Treasury Shares	(127)	(106)	(124)
Non-Controling Shareholders	363	76	228
Total Shareholders' Equity	**8.826**	**7.676**	**8.814**
Total Liabilities and Shareholders	**55.903**	**53.049**	**49.665**

* It includes BRL 472 million of current leasing liabilities and BRL 2,007 million non-current, according to the Financial Statements.